

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Rodolfo Guerrero Angulo
President
Tofla Megaline Inc.
Manzanillo 33. Local E, Col. Roma Norte
Mexico, 06700

> **Re: Tofla Megaline Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 29, 2021**
> **File No. 333-260430**

Dear Mr. Angulo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Amendment No. 1 to Form S-1 filed December 29, 2021

Cover Page

1. We note the revisions made in response to prior comment 1 and re-issue this comment in part. In this regard, please ensure the registration statement cover page includes a checkbox related to the extended transition period for complying with new or revised financial accounting standards.

2. Refer to prior comment 2. As previously requested, please revise your cover page to disclose Mr. Angulo's expected voting power percentage following the offering and include a cross-reference to the related risk factor on page 9.

3.   We note your response to prior comment 3. Provide us with a legal analysis to support your assertion that you are not a shell company, as such term is defined in Rule 405 of the Securities Act. As part of this analysis, please tell us when the purchases of microprocessors were made and the costs you incurred.

General

4.   Refer to prior comment 11. The legality opinion continues to opine on a resale offering by referencing a selling stockholder. Accordingly, please revise your filing or include a revised legality opinion so that the legality opinion covers the same transaction as the registration statement.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jack Brannelly, Esq.